KORE RESOURCES INC.
1101 Brickell Ave., South Tower, 8th Floor
Miami, FL 33131

January 2, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ronald E. Alper, Attorney

Re:	Kore Resources, Inc.
Amendment No. 1 to Form 8-K Filed November 17, 2014
Form 10-Q for the Period Ended September 30, 2014 Filed November 19, 2014
File No. 000-54977

Dear Mr. Alper:

We have received the letter dated December 2, 2014 from he reviewing staff (the “Staff”) of the Securities and Exchange Commission.  The numbered paragraphs below respond to the corresponding paragraphs in the Staff’s December 2, 2014 letter.

General

1.	We note your response to comment 1 in our letter dated October 7, 2014; however, we do not see the revised disclosure. Please revise or advise.

1.	Disclosure has been added concerning the Company’s virtual offices.

Section 1 - Regist r ant ’s Bus ine ss a nd Oper at io ns, page 2

Item 1.01 Entry into a Material Definitive Agreement, page 2

2.	We note your revised disclosure in response to comment 2. Please further revise to clearly describe the relationship between Level Up Investments LLC and WeedWeb, Inc.

2.	Language has been added concerning the relationship with Level Up Investments.

3.
We note your response to comment 4. Please provide context for the changes you have made in this section. For example, identify Young Ju Yi in the context of your business the first time you refer to him. Explain why the counterparty to the Agreement of Conveyance was changed from Matthew Killeen to Young Ju Yi.

3.
  Mr. Young Ju Yi has been identified as the Company’s former CEO the first time he is referred to in the Form 8-K/A.  The reference was changed because the statement in the Form 8-K initially filed that the mining claims had been transferred to Mr. Killeen was a typographical error.  Mr. Killeen has no interest in the mining claims.

Description of Business, page 4

Introduction, page 4

4.	We reissue prior comment 8. It is unclear what you mean by “sponsored content licensing and distribution” and “affiliate product sales.”

4.Two paragraphs of text have been added to the Form 8-K / A to explain what is meant be these terms.

5.
Please disclose the extent to which cannabis-related businesses pay or will pay a fee for space on your website, a fee based on the number of visitors they receive from your site, or some other arrangement. It is also unclear what “mobile software” you have, sell or intend to sell. Please revise to clearly describe your operations, customers and how you incur expenses and generate revenue.

5.This disclosure has been added in the text referred to in item 4 above.

6.
We also reissue prior comment 17, as it is still unclear what advertising, licensing, affiliate product sales, mobile software and other activities generate revenue or are intended to generate revenue in the future. If the activities do not generate revenue, disclose the material milestones and approximate funds necessary to achieve them.

6.This disclosure has been added in the text referred to in item 4 above.

7.
It appears that the agreement with your web service provider or any other arrangement by which you maintain a web “platform” should be disclosed, and any related contract should be filed. See Item 601(b)(10) of Regulation S-K.

7.A reference to the web service provider (Heroku) has been added. We have been unable to find a copy of a contract with this company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

8.
We note your revised disclosure in response to prior comment 16.  Please revise to identify and describe the “current agreements” referenced on page 17. Similarly, disclose the date, terms and net proceeds of “this private placement.”

8.This disclosure has been added and an additional Funding Agreement has been filed as an exhibit.

Cash Flows, page 17

9.	Please revise the line item, net cash consumed by operating activities, to net cash provided by operating activities to agree to your presentation at statement of cash flow on page 34.
We revised disclosure on statement of cash flows.

Directors and Executive Officers, Promoters and Control Persons, page 19

10.	We note your response to comment 19. Please provide Mr. Killeen’s and Ms. Tantum’s age. See Item 401 of Regulation S-K.
10.The ages have been added to the Form 8-K/A.

Certain Relationships and Related Transactions, page 24

11.
We note your response to comment 22. Please identify the related party and disclose the material terms of the arrangements or understandings. For example, it is unclear if amounts have been repaid or if interest has accrued.

11.Ms. Tantum has been identified as the lender and it has been clarified that there has been no repayment and no interest accrued.

Description of Securities, page 25

12.
We note from your response to comment 2 that you amended your 8-K to clarify 15,000,000 shares were issued, not 110,000,000. However you continue to state you issued 110,000,000 shares of common stock in exchange for the issued and outstanding shares of common stock of WeedWeb. Please clarify or revise accordingly.

12.Thank you for identifying the second place where that error occurred.  It has been corrected.

Financial Statements, page 32

Notes to Financial Statements, page 36

Note 1 – Organization, Nature of Business and Gong Concern, page 36

13.
We note from your response to comment 26 that “[you] have updated the disclosure as [you] are a December 31, calendar year end.” However we do not note you disclose the fiscal year-end of WeedWeb in the footnote. Please revise to disclose the fiscal year-end of WeedWeb, Inc.

13. We updated disclosure to state the Company is a June 30, fiscal year end.

14.	Please provide a footnote to describe the nature, and your accounting, of the intangible assets of $14,208 as of June 30, 2014. Intangible costs are the costs spent for web-site development.
14.We have updated disclosure

Pro-Forma consolidating Balance Sheets, page 39

15.
We note your pro forma balance for common stock is $56,000. Please tell us why you did not include the 15 million shares of common stock issued for the Share Exchange. 15. We have update the pro forma financial statements to reflect the issuance of the 15,000,000 shares.

Form 10-Q for the Quarter Ended September 30, 2014

Consolidated Balance Sheets, page 3

16.
Please supplementally provide us a rollforward schedule to show how you derived the amount of common stock for $12,775 and the amount of additional paid in capital for $262,325. In this regard, provide your rollforward schedule to start with the amounts prior to the Share Exchange and include your adjustment for recapitalization and additional equity transactions after the Share Exchange. The equity balances were connected because the prior filings contained an error in classification of Additional Paid in Capital. The error was not material so that no restatement is necessary. Specifically, it is a reclassification of balances in equity and does not impact any other areas of the balance sheet or the profit and loss statement. Please see schedule

		Par Value	Additional	Subscription
	Shares	0.0001	Paid in Capital	Receivable

Open Balance from Kore Resources	110,000,000	56,000	-	-

Correction of common stock and APIL balances	-	(45,000)	(11,000)	-

Share exchange with WeedWeb, Inc.	15,000,000	1,500	(1,400)	-

Private Placement @ $.10	250,000	25	24,975	-

Private Placement @ $.10	2,500,000	250	249,750	(150,000)

Balance September 30, 2014	127,750,000	12,775	262,325	(150,000)

Notes to Unaudited Consolidated Financial Statements, page 6

17. Please revise your footnote to provide, if true, an affirmative statement that your interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.
17.We will update disclosure in the 10Q to state as follows “The accompanying unaudited  consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information necessary for a comprehensive presentation of financial position and results of operations. The interim results for the period ended September 30, 2014 are not necessarily indicative of results for the full fiscal year. It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.”

Exhibits

18.
We note your response to comment 28 and we reissue it. Please file all required exhibits, including, for example, current articles of incorporation, bylaws and material contracts as appropriate. See Item 15 of Form 10 and Item 601 of Regulation S-K.

18.Crossreferences have been added to exhibits, such as the Articles of Incorporation and By-Laws, which have previously been filed. An additional material agreement has been filed as an exhibit.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Very Truly Yours,

/s/ Matthew Killeen